82-34640

File number ~~82-524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04036564

23 August 2004

Dear Sir

SUPPL

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Grant of Options to Directors -	12 August 2004
Treasury Stock -	20 August 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 8/30

7

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Grant of Options to Directors
Released	15:42 12-Aug-04
Number	PRNUK-1208

FRIENDS PROVIDENT PLC

Grant of Options

Friends Provident plc announces that on 12 August 2004 executive share options at an exercise price of 127p have been granted to three executive directors as follows: -

Name of Director	Number of options granted (ordinary shares of 10p each)	Exercise dates First	Last
A R G Gunn	311,949	12 Aug 2007	12 Aug 2014
P W Moore	298,233	12 Aug 2007	12 Aug 2014
K Satchell	524,884	12 Aug 2007	12 Aug 2014

Following the above grant, the total number of ordinary shares over which options are held by each of the above directors is as follows: -

A R G Gunn 1,054,773 shares

P W Moore 623,829 shares

K Satchell 1,769,820 shares

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:13 20-Aug-04
Number	PRNUK-2008

Treasury Shares

20 August 2004

Friends Provident plc announces that following the transfer of 30,159 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,351,224 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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